Exhibit 99.1

Robo.ai Inc. Reports More Than US$180 Million in Revenue for June-August Period

Company Maintains Steady Revenue Momentum Following Recent Acquisitions

Company Maintains Steady Revenue Momentum Following Recent Acquisitions

DUBAI, UAE, September 2, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based Nasdaq-listed company, today provided an update on its revenue performance following its acquisition of Quantum Core Capital Limited (“QC Capital”). This update reflects the Company’s continued progress in expanding its businesses and integrating recently acquired operations as it builds toward establishing technology-empowered platforms spanning artificial intelligence, robotics & smart mobility, advanced manufacturing, and digital assets & capital.

For the three-month period from June through August 2026, Robo.ai recorded total revenue of over US$180 million, primarily contributed by QC Capital, which the Company acquired on June 15, 2026. Since the acquisition, the Company has sustained steady operations and continued to deliver revenue, with the new business contributing meaningfully to overall growth.

“Since completing the acquisition in June, we have seen steady operating momentum and continued revenue contribution from our acquired business,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “Our overall revenue performance over the past several months gives us greater confidence in the progress we are making and provides a solid foundation for our next stage of development. We remain focused on disciplined execution and integration, while continuing to strengthen our business and build on this momentum as we work toward sustainable growth.”

The revenue information presented in this press release is preliminary and unaudited and has not been reviewed by the Company’s independent registered public accounting firm. The information may be subject to adjustment in connection with the Company’s financial closing and review procedures.The consideration shares for the QC Capital acquisition are subject to a phased, revenue-linked release mechanism, as previously disclosed on Form 6-K on June 18, 2026.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For investors:
Robo.ai Inc. Investor Relations
E-mail: ir@roboai.group

For media:
Robo.ai Inc. Corporate Communications
E-mail: pr@roboai.group
Website: www.roboai.group